Linktone Announces Results of
2009 Annual General Meeting of Shareholders

BEIJING, China – October 20, 2009 – Linktone Ltd. (NASDAQ: LTON) (the “Company”), one of the leading providers of wireless interactive entertainment products and services to consumers in China, today announced the results of its 2009 Annual General Meeting of Shareholders held on October 19, 2009, at 10:00 a.m., Beijing time, at its offices located at 27/F, Building 1, Landmark Towers, 8 North East Third Ring Road, Chao Yang District, Beijing 100004, People’s Republic of China.

The Company’s shareholders approved all proposals set forth in the proxy statement dated September 23, 2009. The approved proposals were:

● ● ●
Elect Oerianto Guyandi as a Class II director to serve until the 2012 annual general meeting of shareholders or until his successor is elected and duly qualified.
Ratify the appointment of Ernst & Young Hua Ming as independent registered public accountants of Linktone Ltd. for the fiscal year ending December 31, 2009.
Approve AS A SPECIAL RESOLUTION an amendment to the Company’s Amended and Restated Memorandum and Articles of Association
to (i) remove the existing requirement that material transactions between the Company and any holder of 5% or more of the
Company’s share capital or any affiliate of the Company be approved (x) by a majority of the disinterested directors of the Company’s board, in the case of transactions valued at or above US$1 million, and (y) by holders of a majority of the shares held by the Company’s disinterested shareholders, in the case of transactions valued at or above US$10 million, and
(ii) replace with the requirement that transactions between the Company and any holder of 5% or more of the Company’s share capital or any affiliate of the Company be approved by a majority of the disinterested directors of the Company’s board, in the case of transactions valued at or above US$5 million.

About Linktone Ltd.

Linktone Ltd. is one of the leading providers of wireless interactive entertainment services to consumers in China.  Linktone provides a diverse portfolio of services to wireless consumers and corporate customers, with a particular focus on media, entertainment and communications.  These services are promoted through the Company’s strong distribution network, integrated service platform and multiple marketing sales channels, as well as through the networks of the mobile operators in China.  Through in-house development and alliances with international and local branded content partners, the Company develops, aggregates, and distributes innovative and engaging products to maximize the breadth, quality and diversity of its offerings.

Investor Relations
Serena Shi Linktone Ltd. Tel: 86-10-6539-6802 Email: serena.shi@linktone.com	Brandi Piacente The Piacente Group, Inc. Tel: 212-481-2050 Email: brandi@thepiacentegroup.com